Exhibit 99.3

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Center

300 Madison Avenue

New York NY 10017

Telephone (616) 471 3000

www.pwc.com

Report of Independent Accountants

To the Board of Directors and Shareholder of
GMAC Commercial Mortgage Corporation:

We have examined management’s assertion, dated February 27, 2006, about GMAC Commercial Mortgage Corporation’s (the “Company’s”) compliance with its established minimum master servicing policy (“Master Servicing Policy”), which management derived from the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP), as of and for the year ended December 31, 2005 included in the accompanying management assertion (see Exhibit I). Management is responsible for the Company’s compliance with the Master Servicing Policy. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with the standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Master Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Company’s compliance with the Master Servicing Policy.

In our opinion, management’s assertion that, except for instances of noncompliance, the Company complied with the aforementioned Master Servicing Policy as of and for the year ended December 31, 2005 is fairly stated, in all material respects.

February 27, 2006